Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Performant Financial Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 (No. 333-206295) and on Form S-3 (No. 333-200627) of our report dated March 13, 2017, with respect to the consolidated balance sheets of Performant Financial Corporation and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2016, and the related financial statement Schedule II for each of the years in the three-year period ended December 31, 2016, which report appears in this Form 10-K.

/s/ KPMG LLP

San Francisco, California
March 13, 2017